Exhibit 4.6

SHARE EXCHANGE AGREEMENT

             THIS SHARE EXCHANGE AGREEMENT (this “Agreement”), is made as of the 13 day of October, 2002, by and among Crystal Systems Solutions Ltd.,a public company organized under the laws of the State of Israel and whose Ordinary Shares are traded on Nasdaq (the “Company” or “Crystal”) and each of the investors identified in Schedule 1.1 attached hereto (each, an “Investor”, and collectively, the “Investors”).

W I T N E S S E T H:

             WHEREAS, the Board of Directors of the Company (the “Board”) has determined that it is in the best interests of the Company to issue, in the aggregate, Three Million, Four Hundred and Seventy Eight Thousand and Six Hundred and Twenty Four (3,478,624) of the Company’s Ordinary Shares, nominal value NIS 0.01 per share (“Crystal Shares”), in exchange for, in the aggregate, of Five Million, Eight Hundred and Nine Thousand, Three Hundred and two (5,809,302) Ordinary Shares, nominal value NIS 0.01 per share of Liraz Systems Ltd. (respectively “Liraz” and the “Liraz Shares”), on the terms and conditions more fully set forth in this Agreement; and

             WHEREAS, the Investors desire to purchase Crystal Shares in exchange for Liraz Shares pursuant to the terms and conditions more fully set forth in this Agreement.

             NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1.          Issue and Purchase of Shares.

             1.1.     Issue and Purchase of Shares.  Subject to the terms and conditions hereof, the Company shall issue and allot to each Investor one (1) Crystal Share for every one and sixty-seven one hundredths (1.67) Liraz Share sold by such Investor to the Company.  The number of Crystal Shares to be purchased by each Investor from the Company, and the number of Liraz Shares to be sold by each Investor to the Company in exchange therefor, are set forth opposite such Investor’s name in Schedule 1.1 attached hereto.

2.          Closing of Issue and Purchase.

             2.1     Closing.  The issue and allotment of the Crystal Shares, and the transfer of the Liraz Shares in exchange therefor, shall take place at a closing (the “Closing”) to be held at the offices of Goldfarb, Levy, Eran & Co., within seven (7) business days of the approval by the Company’s shareholders of the transactions set forth in this Agreement, subject to the provisions of Section 8.1 below-, or such other date, time and place as the Company and the Investors shall mutually agree.

             2.2     Transactions at the Closing.  At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

                        2.2.1     The Company shall deliver to the Investors the following documents:

                                      (a)     True and correct copies of the resolutions of the Company’s shareholders approving by the majority required under applicable law the transactions set forth in this Agreement, as transactions with a controlling shareholder of the Company;

                                       (b)     True and correct copies of resolutions of the Board of Directors of the Company issuing and allotting the Crystal Shares to the Investors in exchange for the Liraz Shares, and approving all other transactions set forth herein;

                                       (c)     Validly executed share certificates covering the Crystal Shares, issued in the names of the respective Investors, bearing a restrictive legend providing substantially as follows:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED BY THE HOLDER FOR ITS OWN ACCOUNT, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO THE DISTRIBUTION OF SUCH SHARES. THE SHARES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO RULE 144 OR ANOTHER EXEMPTION UNDER THE SECURITIES ACT OF 1933.”

                                       (d)     A certificate duly executed by an executive officer of the Company, dated as of the date of the Closing, in the form attached hereto as Schedule 2.2.1(d) (the “Compliance Certificate”);

                                       (e)     Copies of all applicable consents and waivers required of the Company by applicable law, regulation or contract, in connection with the transactions contemplated hereby.

                          2.2.2     Each Investor shall deliver to the Company the following:

                                       (a)     Either: (i) A validly executed share transfer deed concerning the transfer of such Investor’s Liraz Shares to the Company, together with the original, executed share certificate issued by Liraz in respect of such Liraz Shares; or (ii) an irrevocable letter of instructions to the Tel Aviv Stock Exchange Member through which such Liraz Shares are held for the account of such Investor, with instructions to transfer such Liraz Shares to an account designated by the Company, maintained with any Tel Aviv Stock Exchange Member;

                                       (b)     Copies of all applicable consents and waivers required of the Investors by applicable law, regulation or contract, in connection with the transactions contemplated hereby.

                          2.2.3     The Company shall record the allotment of the Crystal Shares to the Investors, in the respective numbers indicated in Schedule 1.1 opposite the names of the Investors, in the register of shareholders of the Company.

3.          Registration Rights.      The Company covenants and agrees as follows:

             3.1        Definitions.  For purposes of this Section 3:

 “Registrable Shares” means (i) the Crystal Shares, and (ii) any other securities of the Company issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, such Crystal Shares.

“Register”, “registered” and “registration” refer to a registration effected by filing a registration statement in compliance with the Securities Act of 1933, as amended (the “Securities Act”), and the declaration or ordering by the Securities & Exchange Commission of effectiveness of such registration statement, or the equivalent actions under the laws of another jurisdiction.

          3.2     Incidental Registration. If the Company, at any time proposes to (a) register any of its newly issued securities for primary sale in an underwritten offering, or (b) register for resale outstanding securities of the Company previously issued to a third party in a private placement in such aggregate number that at the time of such issuance equals or exceeds thirty percent (30%) of the Company’s then issued and paid up capital, it shall give notice to each of the Investors of such intention.  Upon the written request of an Investor, given within twenty (20) days after receipt of any such notice, the Company shall include in such registration all of the Registrable Shares indicated in such request, so as to permit the disposition of the Registable Shares so registered, at the expense of the Company provided that all underwriting commissions shall be paid by the parties selling shares with respect to their shares sold.  Notwithstanding any other provision of this Section 3, if the registration is underwritten and the managing underwriter advises the Company that marketing factors require a limitation of the number of shares to be underwritten, then the number of Crystal Shares that may be included in such registration shall be reduced as required by the underwriters, and the securities to be registered in such registration shall be allocated as follows: first, securities proposed to be sold by the Company or resold by such third party, as applicable, shall be registered; and second, the Registrable Shares requested to be registered by Investors shall be registered, (such Registrable Shares to be divided among the Investors, on a pro rata basis, based on the total number of Registrable Shares requested to be registered).  The Company may postpone or withdraw the filing or the effectiveness of such an incidental registration at any time in its sole discretion.

          3.3     Form F-3 Registration.

                    3.3.1     At anytime during the three (3) year period following the Closing, in case the Company shall receive from any Investor(s) holding, in the aggregate, at least twenty percent (20%) of the Crystal Shares issued hereunder a written request or requests that the Company effect a registration on Form F-3, and any related qualification or compliance, with respect to Registrable Shares, the Company shall within twenty (20) days after receipt of any such request give written notice of the proposed registration, and any related qualification or compliance, to all other Investors, and include in such registration all Registrable Shares held by all such Investors who wish to participate in such registration and provide the Company with written requests for inclusion therein within fifteen (15) days after the receipt of the Company’s notice.  Thereupon, the Company shall, at its expense, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Investors’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Shares of any other Investor or Investors joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the Company;

          3.3.2     Notwithstanding the foregoing, if the underwriter advises the Investors in writing that marketing factors require a limitation of the number of shares to be underwritten (or, in the case such registration and offering shall not be underwritten, any other factor arises requiring such a limitation in the number of shares to be so registered), then there shall be included in such registration and underwriting to the extent necessary to satisfy such limitation the Registrable Shares held by the Investors (pro rata to the respective number of Registrable Shares required by such Investors to be included in the registration).

                       3.3.3     Notwithstanding the foregoing, the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this Section 3.3, (i) if Form F-3 is not available for such offering by the Investors; (ii) if the Investors, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Shares and such other securities (if any) at an aggregate price to the public (net of any underwriters’ discounts or commissions) of less than One Million United States dollars ($1,000,000); (iii) if the Company shall furnish to the Investors a certificate signed by the President or CEO of the Company stating that in the good faith judgment of the Board of Directors of the Company it would be seriously detrimental to the Company or its stockholders for such Form F-3 registration statement to be effected at such time, in which event the Company shall have the right to defer the filing of the Form F-3 registration statement for a period of not more than one hundred twenty (120) days after receipt of the request of the Investors under this Section 3.3; provided, however, that the Company shall not utilize this right more than once in any twelve (12) month period; (iv)  during the period starting with the date sixty (60) days prior to the Company’s estimated date of filing of, and ending on the date six (6) months immediately following the effective date of, any registration statement pertaining to securities of the Company (other than a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan), provided that the Company is actively employing in good faith reasonable efforts to cause such registration statement to become effective and that the Company’s estimate of the date of filing such registration statement is made in good faith; (v) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance; or (vi) if the Company has already effected one F-3 registration statement under this Section 3.3.

          3.4     Indemnities.  In the event of any registration of Registrable Shares pursuant to this Section 3:

                    3.4.1     The Company will indemnify and hold harmless, to the fullest extent permitted by law, any Investor and any underwriter for such Investor, and each person, if any, who controls the Investor or such underwriter, from and against any and all losses, damages, claims, liabilities, joint or several, costs and expenses (including any amounts paid in any settlement effected with the Company’s reasonable consent) to which the Investor or any such underwriter or controlling person may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading, or (iii) a violation of applicable securities laws by the Company, and the Company will reimburse the Investor, such underwriter and each such controlling person of the Investor or the underwriter, promptly upon demand, for any reasonable legal or any other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing by an Investor, such underwriter or such controlling persons specifically for inclusion therein; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; provided, further, that the indemnity agreement contained in this subsection 3.4.1 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld.  Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the selling shareholder, the underwriter or any controlling person of the selling shareholder or the underwriter, and regardless of any sale in connection with such offering by the selling shareholder.  Such indemnity shall survive the transfer of securities by a selling shareholder.

                    3.4.2     Each Investor participating in a registration hereunder will indemnify and hold harmless the Company, each other Investor participating in such registration, any underwriter for the Company, and each person, if any, who controls the Company or such underwriter or such other Investor, from and against any and all losses, damages, claims, liabilities, costs or expenses (including any amounts paid in any settlement effected with the selling shareholder’s reasonable consent) to which the Company or any such controlling person and/or any such underwriter and/or such other Investor may become subject under applicable  law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based on (i) any untrue or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, and each such Investor will reimburse the Company, each other Investor participating in such registration, any underwriter and each such controlling person of the Company or any underwriter, promptly upon demand, for any reasonable legal or other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in strict conformity with written information furnished by such Investor specifically for inclusion therein.  The foregoing indemnity agreement is subject to the condition that, insofar as it relates to any such untrue statement (or alleged untrue statement) or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in the amended prospectus at the time the registration statement becomes effective or in the Final Prospectus, such indemnity agreement shall not inure to the benefit of (i) the Company and (ii) any underwriter, if a copy of the Final Prospectus was not furnished to the person or entity asserting the loss, liability, claim or damage at or prior to the time such furnishing is required by the Securities Act; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; provided, further, that the indemnity agreement contained in this subsection 3.4.2 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of such Investor, as the case may be, which consent shall not be unreasonably withheld.  In no event shall the liability of an Investor exceed the net proceeds from the offering received by such Investor.

                    3.4.3     Promptly after receipt by an indemnified party pursuant to the provisions of Sections 3.4.1 or 3.4.2 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said Section 3.4.1 or 3.4.2, promptly notify the indemnifying party of the commencement thereof; but the omission to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than hereunder.  In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any action include both the indemnified party and the indemnifying party and there is a conflict of interests which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select one separate counsel to participate in the defense of such action on behalf of such indemnified party or parties.  After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said Sections 3.4.1 or 3.4.2 for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof, unless (i) the indemnified party shall have employed counsel in accordance with the provision of the preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within 15 days after the notice of the commencement of the action, or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party.  No indemnifying party will consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

                    3.4.4     If recovery is not available under the foregoing indemnification provisions, for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses.  In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties’ relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable considerations appropriate under the circumstances.  In no event shall the liability of an Investor exceed the net proceeds from the offering received by such Investor.

3.5

No Conflicting Agreements.  The Company represents and warrants to the Investors that the Company is not a party to any agreement that conflicts in any manner with the Investors’ rights to cause the Company to register Registrable Securities pursuant to this Section 3.

3.6

Notwithstanding any other provision of this Agreement, the Crystal Shares issued hereunder shall not be sold or traded on any stock exchange prior to the time when such shares are registered, or may be sold pursuant to any exemption from registration, under the Securities Act, to the extent such exemption applies. The Crystal Shares shall not be transferred to, or held by, the nominees company of bank Hapoalim prior to such time.

4.       Representations and Warranties of the Company.  The Company hereby represents and warrants to the Investors, as follows:

          4.1     Organization; Corporate Power.  The Company is duly organized, validly existing and in good standing under the laws of the State of Israel, and has full corporate power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted. The Memorandum and Articles of Association of the Company as in effect at the Closing are attached hereto as Schedule 4.1 (the “Articles”).

          4.2     Share Capital.  The Crystal Shares, when issued and allotted in accordance with this Agreement, will be duly authorized, validly issued, fully paid, nonassessable, and free of any preemptive rights, and will have the rights, preferences, privileges, and restrictions set forth in the Articles, and will be free and clear of any liens, claims, encumbrances or third party rights of any kind and duly registered in the name of each Investor in the Company’s register of shareholders.

          4.3      Financial Statements.  The Company has furnished the Investors with its (i) audited, consolidated, United States Dollar-denominated financial statements as of and for the year ended December 31, 2001 (the “Audited Financial Statements”) and (ii) unaudited, reviewed, consolidated, United States Dollar-denominated balance sheet and statement of income, as of and for the three and six month periods ended June 30, 2002, ((i) and (ii) are collectively referred to as the “Crystal Financial Statements” and are attached hereto as Schedule 4.3).  The Crystal Financial Statements are true and correct in all material respects, are in accordance with the books and records of the Company and have been prepared in accordance with United States generally accepted accounting principles consistently applied, and fairly and accurately present in all material respects the financial position of the Company as of such dates and the results of its operations for the periods then ended.

          4.4     Authorization; Approvals. The Company has all requisite power and authority to execute and deliver this Agreement and all other agreements and instruments contemplated hereby or which are ancillary hereto and to consummate the transactions and perform its obligations contemplated hereby and thereby.  All corporate action on the part of the Company, its shareholders and directors necessary for the authorization, execution, delivery, and performance of all of the Company’s obligations under this Agreement, and the other agreements contemplated hereby or which are ancillary hereto and for the authorization, issuance, and allotment of the Crystal Shares being sold under this Agreement has been (or will be) taken prior to the Closing.  This Agreement is, and the other agreements and instruments contemplated hereby or which are ancillary hereto, when executed and delivered by or on behalf of the Company, shall be, duly and validly authorized, executed and delivered by the Company. This Agreement constitutes, and the other agreements and instruments contemplated hereby or which are ancillary hereto, when executed and delivered by or on behalf of the Company, shall constitute, the valid and legally binding obligations of the Company, legally enforceable against the Company in accordance with their respective terms.  No consent, approval, order, license, permit, action by, or authorization of or designation, declaration, or filing with any governmental authority on the part of the Company is required that has not been, or will not have been, obtained by the Company prior to the Closing in connection with the valid execution, delivery and performance of this Agreement and the other agreements and instruments contemplated hereby or ancillary hereto or the offer, sale, or issuance of the Crystal Shares, except for approvals to be obtained from the Securities and Exchange Commission with respect to a registration under Section 3.2 above.

          4.5     No Breach.  Neither the execution and delivery of this Agreement and the other agreements and instruments contemplated hereby or ancillary hereto nor compliance by the Company with the terms and provisions hereof or thereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of: (i) the Company’s Memorandum of Association or the Articles of Association, or other governing instruments of the Company, (ii) any judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign, (iii) any agreement, contract, lease, license or commitment to which the Company or any subsidiary is a party or to which it is subject, or (iv) applicable law.  Such execution, delivery and compliance will not require the consent or approval of any person, which consent or approval has not heretofore been obtained.

          4.6     Brokers.  No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of the Company is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, on account of any action taken by the Company in connection with any of the transactions contemplated under this Agreement.  The Company agrees to indemnify and hold the Investors harmless from and against any claim or liability resulting from any party claiming any such commission or fee, if such claims shall be contrary to the foregoing statement.

          4.7     SEC/Nasdaq Compliance. The Company’s annual report on Form 20-F for the one year period ending 2001 and as filed with the U.S. Securities and Exchange Commission (“SEC”) is attached hereto as Schedule 4.7(i) (the “20-F Report”), and all of the press releases issued by the Company after December 31, 2001 through the date hereof are attached hereto as Schedule 4.7(ii) (the “2002 Press Releases”), which the Company represents and warrants consists of all press releases required to be filed with the SEC under applicable laws and regulations since December 31, 2001 through the date hereof.   The Company has not received any correspondence from the U.S. Securities and Exchange Commission concerning the 20-F Report.  The 20-F Report has been prepared by the Company in accordance with all applicable U.S. securities laws, regulations and rulings.

          4.8     Experience.  The Company is an experienced investor and has reviewed and inspected all of the data and information provided to it, upon its request, by the Investors in connection with this Agreement.  The Company represents and agrees that the Liraz Shares are purchased only for investment, for its own account, and without any present intention to sell or distribute the Liraz Shares.

          4.9     Full Disclosure.  The Company has provided each Investor with all information relating to the Company that such Investor has requested.  Neither the Company’s representations made in this Agreement (including the Schedules hereto) nor any certificates made or delivered by the Company in connection herewith contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading, in view of the circumstances in which they were made.

5.       Representations and Warranties of the Investors.  Each Investor (except DIC Loans Ltd. solely with respect to Sections 5.7, 5.8 and 5.9 below) hereby represents and warrants, with respect to itself only, to the Company as follows:

          5.1     Good Title. Such Investor owns of record (either directly or by way of holding through a securities custody account owned by such Investor and maintained with a member of the Tel Aviv Stock Exchange)  and beneficially, and has good, valid and marketable title to, all of the Liraz Shares to be sold hereunder by such Investor, which, upon the transfer of such Liraz Shares under this Agreement, will be free and clear of any restrictions on transfer, taxes, security interests, liens, pledges, mortgages, charges, encumbrances, options, warrants, purchase rights, contracts, commitments, calls, equities, claims and demands.

          5.2     Authorization; Approvals. Such Investor has all requisite power and authority to execute and deliver this Agreement and all other agreements and instruments contemplated hereby or which are ancillary hereto and to consummate the transactions and perform its obligations contemplated hereby and thereby.  All corporate action on the part of the Investor necessary for the authorization, execution, delivery, and performance of all of the Investor’s obligations under this Agreement, and the other agreements contemplated hereby or which are ancillary hereto and for the transfer of the Liraz Shares being sold under this Agreement by such Investor has been (or will be) taken prior to the Closing.  This Agreement is, and the other agreements and instruments contemplated hereby or which are ancillary hereto, when executed and delivered by or on behalf of the Investor, shall be, duly and validly authorized, executed and delivered by the Investor. This Agreement constitutes, and the other agreements and instruments contemplated hereby or which are ancillary hereto, when executed and delivered by or on behalf of the Investor, shall constitute, the valid and legally binding obligations of the Investor, legally enforceable against the Investor in accordance with their respective terms.  No consent, approval, order, license, permit, action by, or authorization of or designation, declaration, or filing with any governmental authority on the part of the Investor is required that has not been, or will not have been, obtained by the Investor prior to the Closing in connection with the valid execution, delivery and performance of this Agreement and the other agreements and instruments contemplated hereby or ancillary hereto or the offer or sale of the Liraz Shares.

          5.3     No Breach.     Neither the execution and delivery of this Agreement and the other agreements and instruments contemplated hereby or ancillary hereto nor compliance by the Investor with the terms and provisions hereof or thereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of: (i) such Investor’s Memorandum of Association or the Articles of Association, or other governing instruments of the Investor, (ii) any judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign, to which the Investor is a party or to which it is subject,  (iii) any agreement, contract, lease, license or commitment to which the Investor is a party or to which it is subject, or (iv) applicable law.  Such execution, delivery and compliance will not require the consent or approval of any person, which consent or approval has not heretofore been obtained.

          5.4     Brokers.     No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of such Investor is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, on account of any action taken by such Investor in connection with any of the transactions contemplated under this Agreement.  Such Investor agrees to indemnify and hold the Company harmless from and against any claim or liability resulting from any party claiming any such commission or fee, if such claims shall be contrary to the foregoing statement.

          5.5     Experience.     Such Investor is an experienced investor and has reviewed and inspected all of the data and information provided to it, upon its request, by the Company in connection with this Agreement.  Such Investor represents and agrees that the Crystal Shares to be acquired hereunder by such Investor are purchased only for investment, for his or its own account, and without any present intention to sell or distribute such Crystal Shares. The Investor acknowledges that such Crystal Shares are “restricted securities” and the certificates therefor shall bear a restrictive legend as set forth in Section 2.2.1(c) hereof.

          5.6     The Liraz Shares being sold to the Company under this Agreement by such Investor constitutes such Investor’s entire holdings in Liraz, including rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares or securities of Liraz.

          5.7     Financial Statements.  The Investors (other than DIC Loans Ltd.) have furnished the Company with Liraz’ (i) audited, consolidated, NIS-denominated financial statements as of and for the year ended December 31, 2001 (the “Audited Financial Statements”) and (ii) unaudited, reviewed, consolidated, NIS-denominated financial statements as of and for the three and six month periods ended June 30, 2002, ((i) and (ii) are collectively referred to as the “Liraz Financial Statements” and are attached hereto as Schedule 3.3).  The Liraz Financial Statements are true and correct in all material respects, are in accordance with the books and records of Liraz and have been prepared in accordance with Israeli generally accepted accounting principles consistently applied, and fairly and accurately present in all material respects the financial position of the Liraz as of such dates and the results of its operations for the periods then ended.

          5.8     Securities Law Compliance. Liraz’s annual report for the one year period ending 2001 and as filed with the Israeli Securities Authority is attached hereto as Schedule 5.7 (the “Annual Report”).   Liraz has not received any correspondence from the Israeli Securities Authority concerning the Annual Report.  The Annual Report has been prepared by Liraz in accordance with all applicable Israeli securities laws, regulations and rulings.

          5.9     Full Disclosure.  The Investor has provided the Company with all information relating to Liraz and such Investor that the Company has requested of such Investor.  Neither such Investor’s representations as made in this Agreement (including the Schedules hereto) nor any certificates made or delivered by such Investor in connection herewith contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading, in view of the circumstances under  which they were made.

6.      Conditions of Closing of the Investors.  The obligations of each Investor to purchase the Crystal Shares in exchange for the Liraz Shares, at the Closing, are subject to the fulfillment at or before the Closing of the following conditions precedent, any one or more of which may be waived in whole or in part by the Investors, which waiver shall be at the sole discretion of the Investors:

          6.1     Representations and Warranties.  The representations and warranties made by the Company in this Agreement shall have been true and correct when made, and shall be true and correct as of the Closing as if made on the date of the Closing.

          6.2     Covenants.  All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by the Company prior to the Closing shall have been performed or complied with by the Company prior to or at the Closing.

          6.3     Consents, etc.  The Company shall have secured all permits, consents and authorizations on the part of the Company that shall be necessary or required lawfully to consummate this Agreement and to issue the Crystal Shares to each Investor at the Closing.

          6.4     Delivery of Documents.  All of the documents to be delivered by the Company pursuant to Section 2.2.1 shall be in a form and substance satisfactory to the Investors and their counsel, and shall have been delivered to the Investors.

          6.5     Proceedings and Documents.  All corporate and other proceedings of the Company in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Investors and their counsel, and the Investors and their counsel shall have received all such counterpart originals or certified or other copies of such documents as the Investors or their counsel may reasonably request.

7.       Conditions of Closing of the Company.  The Company’s obligations to sell and issue the Crystal Shares at the Closing are subject to the fulfillment at or before the Closing of the following conditions:

          7.1     Representations and Warranties.  The representations and warranties made by each Investor in this Agreement shall have been true and correct when made, and shall be true and correct as of the Closing as if made on the date of the Closing.

          7.2     Covenants.  All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by the Investors prior to the Closing shall have been performed or complied with by the Investors prior to or at the Closing.

          7.3     Consents, etc.  The Investors shall have secured all permits, consents and authorizations on their part that shall be necessary or required lawfully to consummate this Agreement and to transfer the Liraz Shares to the Company at the Closing.

          7.4     Delivery of Documents.  All of the documents to be delivered by the Investors pursuant to Section 2.2.2 shall be in a form and substance satisfactory to the Company and its counsel, and shall have been delivered to the Company.

          7.5     Proceedings and Documents.  All corporate and other proceedings of the Investors in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Company and its counsel, and the Company and its counsel shall have received all such counterpart originals or certified or other copies of such documents as the Company or its counsel may reasonably request.

8.       Miscellaneous.

          8.1     The Parties hereto acknowledge that in the event that the resolution described under Section 2.2.1(a) above is not obtained by December 31, 2002, this Agreement shall be considered null and void by no fault or breach of any of the Parties.

          8.2     Further Assurances.  Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

          8.3     Governing Law; Jurisdiction.  This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provisions thereof.  Any dispute arising under or in relation to this Agreement shall be resolved exclusively in the competent court for Tel Aviv-Jaffa district, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of such court.

          8.4     Successors and Assigns; Assignment.  Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

          8.5     Entire Agreement; Amendment and Waiver.  This Agreement and the Schedules hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof.  Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of all parties to this Agreement.

          8.6     Notices, etc.  All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or prepaid air courier, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below:

if to the Investors:	to the addresses set forth in Schedule 1.1

if to the Company	Crystal Systems Solutions Ltd. 8 Maskit St., Herzelia Facsimile: 09-9536111 ATTN: Iris Yahal, CFO

or such other address with respect to a party as such party shall notify each other party in writing as above provided.  Any notice sent in accordance with this Section 8.6 shall be effective (i) if mailed, seven (7) business days after mailing, (ii) if by air courier two (2) business days after delivery to the courier service, (iii) if sent by messenger or via telecopier and received on a business day by 17:00, upon delivery or transmission (and electronic confirmation of receipt, where applicable), and if sent otherwise, on the first business day following the day of delivery by messenger or transmission via telecopier and electronic confirmation of receipt (provided, however, that any notice of change of address shall only be valid upon receipt).

          8.7     Delays or Omissions.  No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

          8.8     Severability.  If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

          8.9     Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

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          IN WITNESS WHEREOF the parties have signed this Agreement as of the date first hereinabove set forth.

CRYSTAL SYSTEMS SOLUTIONS LTD.

By:

Title:

DIC LOANS LTD.

By:

Title:

FORMULA SYSTEMS (1985) LTD.

By:

Title:

ARIE KILMAN

By:

[Signature Page to Share Exchange Agreement]

SCHEDULE 1.1

Investor Name and Address:	Number of Crystal Shares Issued by the Company:	Number of Liraz Shares Transferred by each Investor:

DIC Loans Ltd. Azrieli Center Triangular Tower Tel Aviv Fax: 03-607-5866 Attn: Legal Counsel	510,328	852,247

Arie Kilman Arie Zeev Yizum Asakim Ltd. Azrieli Center Triangular Tower, Floor 42 Tel Aviv	215,004 410,179	359,056 685,000
Fax:	Total: 625,183	Total: 1,044,056

Formula Systems (1985) Ltd. 39 Hagalim Blvd., Herzelia Fax: 09-9598877 Attn: Legal Counsel	2,343,113	3,912,999

Total	3,478,624	5,809,302